FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement No. 31 - 2002 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on November, 12 2002 - Third Quarter 2002 results. Numbers have been adapted from European to American format.

Exhibit 1

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

November 12, 2002  Statement No. 31 - 2002
                   Contact Person: N. E. Nielsen, Chairman
                      (Phone: +45 72 27 00 00)
                   Contact Person: Klaus Kjaerulff, CEO (Phone: +45 39 17 92 00)

A/S Dampskibsselskabet TORM, third quarter 2002 results

Enclosed please find the financial report for the first nine months 2002 adopted by the Board of Directors of the Company on November 12, 2002.

Yours faithfully,
A/S Dampskibsselskabet TORM

Klaus Kjaerulff
CEO

TORM reports nine months' results in line with expectations and maintains outlook for the year.

o Profit before tax was DKK 90 million for the first nine months, or DKK 12 million net of an unrealised DKK 15 million gain on NORDEN shares and the DKK 63 million gain from the sale of TORM Lines.

o Net profit was DKK 451 million for the first nine months including DKK 360 million from reversal of deferred tax in connection with the introduction of the Danish tonnage taxation.

o EBITDA(1) was DKK 248 million for the first nine months. Net of a gain of DKK 63 million from the sale of TORM Lines, EBITDA for the first nine months was DKK 185 million.

o Third quarter 2002 showed EBITDA(1) of 113 million or DKK 50 million net of the gain from the sale of TORM Lines and a profit before tax of DKK 93 million, or DKK 15 million net of the gain on NORDEN shares and the sale of TORM Lines.

o Expectations for the full year net profit after tax are maintained at DKK 430-440 million, before any unrealized net gain or loss on the NORDEN shares.

o TORM's tanker division had net earnings from shipping activities (Gross profit) of DKK 229 million for the first nine months, in a weak tanker market.

o TORM's bulk division was loss-making with net earnings from shipping activities (Gross profit) of DKK -17 million for the first nine months. The division did not benefit from an increasing market in the third quarter as its rates were largely fixed.

o As part of a strategic decision to focus on product tankers and dry bulk operations, TORM Lines was sold with effect from September 16, 2002 to companies in the A.P. M0ller Group. Net earnings from shipping activities (Gross profit) for the period from 1 January 2002 to the date of the sale were DKK 21 million.

o As of September 30, 2002, the Company's holding in Dampskibsselskabet "NORDEN" A/S was 33.35% when excluding treasury shares. TORM remains committed to achieve a successful combination of the two companies and create a substantial Danish shipping entity.

--------------------------------------------------------------------------------
There are no changes to the accounting policies in the quarter. As per standard, the quarterly accounts are not audited.
--------------------------------------------------------------------------------

----------
(1) EBITDA is defined as earnings before income taxes, financial items, depreciation and amortizations. This does not represent a measure under Generally Accepted Accounting (GAAP) principles. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and incur indebtedness. EBITDA does not take into account our working capital and debt service requirements, and accordingly is not necessarily indicative of amounts that may be available for discretionary use.

GROUP FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------
                                                            QI-Q3 2002(a)               QI-Q3 2001(a)
                                                            DKKm          USDm          DKKm          USDm
                                                                   (in millions, except Key Figures)
------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS
------------------------------------------------------------------------------------------------------------
Net turnover                                               1,661.9         206.6       1,981.0         238.4
Operating costs                                           -1,430.0        -177.8      -1,351.0        -162.6
                                                          ----------------------      ----------------------
Net earnings from shipping activities (Gross Profit)         231.9          28.8         630.0          75.8
Profit from sale of vessels and interests                     76.1           9.5          87.0          10.5
Administrative expenses                                      -94.5         -11.8         -82.0          -9.9
Other operating income                                        34.2           4.2          44.0           5.3
                                                          ----------------------      ----------------------
Profit before depreciation (EBITDA)                          247.6          30.8         679.0          81.7
Depreciation                                                -105.3         -13.1        -123.0         -14.8
                                                          ----------------------      ----------------------
Profit before financial items (EBIT)                         142.4          17.7         556.0          66.9
Financial items                                              -52.0          -6.5         -74.0          -8.9
                                                          ----------------------      ----------------------
Profit before tax                                             90.3          11.2         482.0          58.0
Tax                                                          360.2          44.8        -144.0         -17.3
                                                          ----------------------      ----------------------
Net profit                                                   450.5          56.0         338.0          40.7
                                                          ======================      ======================
------------------------------------------------------------------------------------------------------------
BALANCE SHEET
------------------------------------------------------------------------------------------------------------
Fixed assets                                                 2,947           391         2,259           257
Total assets                                                 3,784           502         3,642           414
Shareholders' equity                                         1,493           198         1,076           122
Provisions                                                      12             2           342            39
Total liabilities                                            2,279           303         2,224           253
Invested capital                                             2,598           345         1,803           205
Net interest bearing debt                                    1,405           187           801            91
Cash and bonds                                                 444            59           843            96
------------------------------------------------------------------------------------------------------------
KEY FIGURES
------------------------------------------------------------------------------------------------------------
Margins:                                                      14.0%                       31.8%
   Gross margin (1)
   EBITDA margin (2)                                          14.9%                       34.3%
   EBIT margin (3)                                             8.6%                       28.1%

Per share data*
   Share price, end of period (DKK and USD)                   49.6           6.6          50.0           5.7
   Millions of shares, end of period                          17.3                        18.2
   Earnings per share (DKK and USD)                           34.7 (5)       3.5          18.6           2.1

Ratios:                                                       41.6% (5)                   41.8%
   RoE (4)
   RoIC (4)                                                   28.5% (5)                   25.5%
   Equity ratio                                               39.5%                       29.5%

Exchange rate DKK/USD. end of period:                         7.53                         8.12

Investments in tangible assets                                 732            97           665            76

----------
(1)  Defined as Net earnings from  shipping  activities
     (Gross profit) divided by net turnover.

(2)  EBITDA Margins am defined as Profit before divided
     by   net   interest,   taxes,   depreciation   and
     amortisation turnover.

(3) EBIT Margins am defined as Profit before interest, taxes, depreciation and amortisation divided by net turnover.

(4)  Based on Net profit for the period, annualised.

(5)  Includes  write-back of deferred lax in connection
     with introduction of the Danish tonnage tax.
------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                  DKK million
Balance at January 1, 2002                                                               1,392
Transitional adjustment                                                                   -291
                                                                                      --------
Adjusted balance at January 1, 2002                                                      1,102
Exchange adjustment of shareholders' equity
in subsidiaries and associated companies                                                    23
Exchange adjustment of loans to independent units                                            0
Adjustment of derivatives and own shares                                                   -13
Dividend to shareholders                                                                   -69
Net profit from profit and loss statement                                                  451
Shareholders' equity at September 30, 2002                                               1,493
------------------------------------------------------------------------------------------------------------

a) The results of operations presented have not been restated to reflect the sale of TORM Lines on September 16, 2002. These financial statements will be restated prior to the issuance of TORM's annual results. This restatement will result in a significant change to certain financial statement captions, but will not have an impact on net profit.

FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2002

EBITDA for the first nine months of 2002 was DKK 248 million, or DKK 185 million net of the DKK 63 million gain from the sale of TORM Lines.

Profit before tax was DKK 90 million for the nine-month period, or DKK 12 million, net of a gain of DKK 63 million from the sale of TORM Lines and a DKK 15 million unrealized net gain from the Dampskibsselskabet "NORDEN" A/S ("NORDEN") shareholding.

Net profit was DKK 451 million for the first nine months including DKK 360 million from a reversal of deferred tax in connection with the introduction of the Danish tonnage taxation.

Despite weak tanker markets, the Tanker division contributed the majority of profits in the period with net earnings from shipping activities (Gross Profit) of DKK 229 million in the first nine months of 2002.

The Bulk division saw improving world market rates in the second half of the third quarter. However, due to the division's decision to fix rates for the majority of the tonnage in the period, the improving rates will not be reflected in the division's results until 2003. Net earnings from shipping activities (Gross Profit) were -DKK 17 million for the nine-month period.

In the period to 16 September 2002 (when it was sold), TORM Lines generated Net earnings from shipping activities (Gross Profit) of DKK 21 million.

Exchange rate adjustments (mainly related to the USD) as at September 30, 2002 were DKK -43 million, while net gains on the Company's bond and share portfolios (including the holdings of NORDEN) were DKK 23 million in the first 9 months.

Results for each of the first three quarters 2002 can be found in appendix 1.


Net Earnings (Gross Profit) from Shipping Activities(1)

                                                Nine Months Ending
                                    -----------------------------------------
          DKK millions              sep-02  % of total  sep-01 (2) % of total
          Product Tankers              229         99%     557            88%
          Dry Bulk                     -17         -7%      40             6%
          TORM Lines                    21          9%      18             3%
          Offshore                      -1          0%      16             3%
                                       ---        ---      ---           ---
          Total                        232        100%     630           100%

(1) Gross Earnings minus operating costs, which comprise port expenses, bunkers, commissions, crewing, maintenance etc. and hire, but excluding administration, interest and depreciation.

(2)  Restated to reflect changed accounting principles.

PRODUCT TANKERS

Details of earnings (in USD) in respect of the Company's product tankers in the three pools for the first three quarters, by category, were as follows:

                                              2001                   2002
                                                     ---------------------------------------    % Change
                                         Full year   1st quarter   2nd quarter   3rd quarter       q2-q3
LR2/Aframax vessels
---------------------------------------------------------------------------------------------------------
Available earning days                         962           270           273           268        -1.9%
Average number of vessels                      2.6           3.0           3.0           2.9        -1.9%
TCE per earning days (*)                    36,303        19,875        21,565        22,656         5.1%
OPEX per earning days (**)                  -4,925        -4,732        -4,548        -6,454(***)  -41.9%
Operating C/F per earning days (****)       19,896         4,668         6,302         7,104        12.7%
---------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
---------------------------------------------------------------------------------------------------------
Available earning days                       1,570           357           240           251         4.3%
Average number of vessels                      4.3           4.0           2.6           2.8         4.3%
TCE per earning days (*)                    25,480        17,569        15,021        15,731         4.7%
OPEX per earning days (**)                  -4,920        -6,951        -6,408        -7,677(***)  -19.8%
Operating C/F per earning days (****)       10,091         5,958         6,550         6,273        -4.2%
---------------------------------------------------------------------------------------------------------

MR vessels
---------------------------------------------------------------------------------------------------------
Available earning days                       2,539           523           550           690        25.5%
Average number of vessels                      7.0           5.8           6.0           7.6        25.5%
TCE per earning days (*)                    19,970        15,305        14,731        12,754       -13.4%
OPEX per earning days (**)                  -4,104        -5,046        -4,904        -5,023        -2.4%
Operating C/F per earning days (****)       15,274        10,166         9,800         7,731       -21.1%
---------------------------------------------------------------------------------------------------------

(*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

(**)   Operating expenses for own vessels.

(***)  Q3 extraordinary high due to one-off expenses.

(****) TCE earnings less operating expenses and charter hire.

The three tanker pools again achieved good results as against the market overall, which suffered considerably from reduced demand and excess capacity. The uncertainty surrounding the situation in Iraq, coupled with rising oil prices, negatively affected arbitrage possibilities and as such, most oil traders took a cautious approach throughout the period, leading to less demand for tonnage.

The LR2 Aframax pool achieved very satisfactory rate levels during the quarter as compared to the overall tanker market, principally as a result of strong demand for naphtha in the Far East. Concurrently, improved levels of gas oil shipments from the Far East to the western hemisphere helped to create a more balanced tonnage supply picture overall.

Although to an extent affected by limited arbitrage opportunities, the LR1 Panamax Pool also benefited from improved demand for naphtha, as well as a slight improvement in the demand for jet fuel from the Middle East.

The MR Pool, which is the most vulnerable to arbitrage business, saw a substantial fall in earnings during the quarter and the outlook for this segment remains difficult.

As of November 1, 2002, the part of total available capacity for the fourth quarter which has been fixed is: 49% for the LR2 pool, 41% for the LR1 pool and 41% for the MR pool.

BULK

The Bulk division was loss-making in the third quarter, despite world freight market rates improving ahead of expectations during the quarter, especially in the latter part of the period. The division's generally cautious approach by covering forward for most of 2002 meant that the market improvement was not reflected in the division's results, which are expected to remain unsatisfactory for the remainder of the year.

TORM LINES

Following an extensive strategic review in 2001, the Company decided to focus on two core business areas, tank and bulk, wherein critical mass and a meaningful market position can be achieved. As a result, serious consideration was given to how best to secure the longer-term future of TORM Lines.

An agreement was reached with the A.P. M0ller Group who acquired TORM Lines with effect from September 16, 2002. Certain working capital items were retained by TORM.

The sale generated a net gain of DKK 63 million and will over time release DKK 25-30 million of working capital to TORM. TORM Lines' EBITDA for the period to September 16, 2002 was DKK 22 million and net turnover was approximately DKK 407 million. A total restatement of TORM's accounts to exclude the effect of TORM Lines will be made in connection with the announcement of full year results 2002.

OFFSHORE

The one remaining vessel, TORM KESTREL, which will be redelivered in 2003, continues to trade profitably.

FINANCIAL ITEMS

Financial items were DKK -52 million in the first nine months. This included a net gain from the NORDEN shares of DKK 15 million and a gain of DKK 8 million on the Company's bond portfolio, a net interest expense of DKK 31 million. Currency exchange rate effects was DKK -43 million, which is a slight improvement on first half 2002.

The average interest rate paid on loans and currency swaps for the first nine months of 2002 was 3.96% incl. margin. For 2002 and 2003, approximately 99% and 57% of the Company's interest rate exposure is hedged, respectively. A change in interest rates of 1% on the remaining variable debt would result in a change in interest expense of DKK 0.2 million for 2002.

As of September 30, 2002, the Company had holdings in Danish bonds with a market value of DKK 322 million. The annualised return for the period was 7.70%. If interest rates at year-end 2002 were to change by 1%, the fair value of the bonds would change by DKK 12.9 million.

As of July 1, 2002 the Company sold bonds with a value of DKK 250 million in order to purchase the shares in NORDEN.

TORM has more than adequate financial resources to take a long-term approach to reach a satisfactory solution with NORDEN, including an undrawn DKK 500 million 6-year committed credit facility.

OWN FLEET

TORM currently owns and long-term charters 3 LR2 product tankers, 2.5 LR1 product tankers and 8 MR product tankers, with a total deadweight of 1,005,000 dwt. TORM's owned bulk carrier fleet consists of two Panamax bulkers and two Handysize vessels with a total deadweight of 195.000 dwt.

Following delivery in June of TORM MARY and TORM VITA, both 45,800 dwt MR product tankers built by the STX Yard in Korea, the Company's orderbook currently stands at 8 vessels, of which two will be delivered in November and December 2002 with the remainder being delivered in 2003 and 2004.

In addition to the owned tonnage, TORM currently has increased its capacity with one Panamax product tanker, nine Panamax bulkers and three Handysize bulkers on time charter. In addition, from time to time, TORM may take short-term time charters to cover specific voyages.

POOLS

Apart from TORM's own vessels participating in the pools, the other pool vessels are only managed by TORM, and not owned or chartered. However, management believes that the increased market presence and the fact that it allows TORMs customers to do "one-stop shopping" leads to improved earnings for TORM and its pool partners' vessels.

Currently, TORM's pools include 15 MR product tankers, 18.5 LR1 (Panamax) product tankers, 12 LR2 (Aframax) product tankers, 12 Panamax bulkers and 5 Handysize bulkers.

During the quarter, the MR Pool reached agreement with LGR di Navigazione S.p.A., Italy, whereby 3 modern vessels from this company will join the MR Pool along with two newbuildings to be delivered. The vessels are all sister vessels to the six vessels being built for TORM at the STX yard and are an important addition to the expanding MR Pool.

As previously announced, the Company together with partners signed a firm contract for the construction of 8 high specification LR1 product tankers in June, to be built at Hyundai Heavy Industries in Korea for delivery in 2004. Of these, two will be owned by TORM. During the third quarter, the well-known Hamburg based shipowning group, Bernhard Schulte ordered an additional LR1 tanker. The newbuilding concerned will, like the other 8 vessels, join the Torm LR1 panamax pool upon delivery.

Further additions to the pools are expected to be announced during the fourth quarter.

TORM remains confident of its target of reaching 100 product tanker vessels in the pools by the end of 2004.

DAMPSKIBSSELSKABET "NORDEN" A/S

Having reached a holding of 33.35% in NORDEN, TORM remains committed to effecting a successful merger in order to create a substantial Danish shipping company, offering a solid platform for further growth, and able to compete in the international market place.

Both companies enjoy a first class reputation in the international shipping market and TORM's vision calls for the identity of the two names to be retained with the tanker activity being operated under the TORM name and the bulk activity under the NORDEN banner. The combined company would not only exploit operating synergies but should also generate greater interest among investors. The worldwide trend towards consolidation, both among competitors and customers, makes the commercial rationale obvious and against this background, TORM will continue to explore ways to achieve a satisfactory solution for all concerned.

In TORM's accounts, the shareholding in NORDEN is for the time being treated as a portfolio holding. Consequently, the NORDEN stake is valued at the NORDEN share price of 385 DKK/share as quoted on the Copenhagen Stock Exchange on 30 September 2002. An unrealised net gain on NORDEN shares of DKK 15 million after transaction costs is included in the result for the first nine months 2002.

OWN SHARES

The Board of Directors of the Company has been authorised by the Annual General Meeting to purchase up to 10% of the TORM's shares. The Company currently owns
4.84 % of the share capital in TORM today.

OUTLOOK FOR THE REMAINDER OF THE YEAR

Expectations for the full year net profit after tax are maintained at DKK 430-440 million as announced on September 9, 2002. In addition to this, an unrealized net gain or loss on the NORDEN shares will be included in the full year results.

The outlook is generally stronger for the product tanker activity for the fourth quarter of 2002. Increased demand for middle distillates during the winter months traditionally boosts the products market but the highly volatile and unpredictable situation in the Middle East and a doubtful economic recovery in the global economy including the United States increase the uncertainty.

The result of the Bulk activity is expected to remain largely unchanged during the fourth quarter, compared to third quarter.

Given the more positive outlook for 2003, however, the Bulk division chartered in further tonnage during the quarter and has maintained a policy of having several vessels available for charter in 2003 to take advantage of expected further improved trading conditions.

--------------------------------------------------------------------------------
SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term, net operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.

TORM expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
--------------------------------------------------------------------------------

RECONCILIATION TO US GAAP

Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP), as of September 30, 2002

PROFIT AND LOSS STATEMENTS                                                  Nine months 2002
                                                                              DKKm       USDm(*)
                                                                                (in millions)
                                                                            ------        ------
Profit reported under Danish GAAP before taxes (restated)                     90.3          12.0

Provision for repair and reversal of capitalization of docking costs         -18.2          -2.4
Unrealised gains on marketable securities                                    -15.1          -2.0
Foreign currency translation                                                  35.9           4.8
Derivative financial instruments                                             -15.7          -2.1
                                                                            ------        ------
Net income in Accordance with US GAAP before taxes                            77.2          10.3

Profit reported under Danish GAAP (restated)                                 450.5          59.8
US GAAP adjustment as specified above                                        -13.1          -1.7
Deferred taxes (tonnage taxation)                                           -440.4         -58.5
                                                                            ------        ------
Net profit                                                                    -3.0          -0.4

Basic and diluted earnings per shares (DKK and USD)                          -0.17         -0.02

(*) For the translation into USD, the DKK/USD exchange rate at September 30, 2002 of 7.5329 is used.

APPENDIX 1

GROUP FINANCIAL HIGHLIGHTS - 2002 quarter by quarter

---------------------------------------------------------------------------------------------------
PROFIT AND LOSS STATEMENTS                                                   2002
                                                        -------------------------------------------
DKK Millions                                                 q1          q2          q3    9 months
                                                        -------     -------     -------     -------
Net turnover                                              519.8       498.5       643.7     1,661.9
Operating costs                                          -444.8      -411.8      -573.4    -1,430.0
                                                        -------     -------     -------     -------
Net earnings from shipping activities (Gross Profit)       74.9        86.7        70.2       231.9
Profit from sale of vessels and interests                   4.8         4.7        66.5        76.1
Administrative expenses                                   -29.2       -30.7       -34.5       -94.5
Other operating income                                     12.3        11.1        10.8        34.2
                                                        -------     -------     -------     -------
Profit before depreciation (EBITDA)                        62.8        71.8       113.1       247.6
Depreciation                                              -33.3       -34.1       -38.0      -105.3
                                                        -------     -------     -------     -------
Profit before financial items (EBIT)                       29.6        37.7        75.1       142.4
Financial Items                                           -21.0       -49.4        18.4       -52.0
                                                        -------     -------     -------     -------
Profit before tax                                           8.5       -11.6        93.4        90.3
Tax                                                        -2.4       362.6         0.0       360.2
                                                        -------     -------     -------     -------
Net profit                                                  6.1       351.0        93.4       450.5

Margins:
  Gross margin (1)
                                                          14.4%       17.4%       10.9%       14.0%
  EBITDA Margin                                           12.1%       14.4%       17.6%       14.9%
  EBIT Margin                                              5.7%        7.6%       11.7%        8.6%

(1)  Defined as net earnings from shipping  activities (Gross Profit) divided by net turnover.
---------------------------------------------------------------------------------------------------

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: November 12, 2002                By: /s/ Klaus Nyborg
                                            --------------------------
                                            Klaus Nyborg
                                            Chief Financial Officer

03810.0001 #363068